

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 15, 2008

Ms. Chantal Schutz
Chief Financial Officer
Alberta Star Development Corp.
506 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Canada

>   **Re:**   **Alberta Star Development Corp.**
>   **Form 20-F for the Fiscal Year Ended November 30, 2007**
>   **Filed April 8, 2008**
>   **Response letter dated August 5, 2008**
>   **File No. 0-31172**

Dear Ms. Schutz:

We have reviewed your response letter and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1.   Please electronically file all response material you provide during this review as correspondence on the non-public section of EDGAR, including your response letter dated August 5, 2008, as required by Subparts 232.100 and 232.101 of Regulation S-T.

Form 20-F for the Fiscal Year Ended November 30, 2007

Operating and Financial Review and Prospects

Operating Results, page 53

2.   We note your response to comment number one. Please confirm that the revised disclosures you intend to include in an amendment to the Form 20-F will include relevant discussion of the significant changes based on Canadian GAAP amounts.

Note 18 Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 115

3.   We note your response to comment number four, and the disclosure revisions you propose to include in an amended Form 20-F. It remains unclear why the issuance and renunciation of tax benefits for flow-through shares results in a difference between Canadian and US GAAP. Please compare and contrast the relevant Canadian and US GAAP guidance with regards to flow-through shares, and clearly explain why there is a difference.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief